SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 06/10 - 04/26/2010

Changes in Copel’s Management

The economist Ronald Thadeu Ravedutti, who used to be Copel’s Chief Distribution Officer, is the new Chief Executive Officer of the Company, substituting Rubens Ghilardi.

Ravedutti was elected in office by Copel’s Board of Directors in the meeting of April 26.

Other alterations to the Executive Board also approved in the Board of Directors’ Meeting are as follows:

Were elected:

- for the Financial and Investor Relations Office, Rafael Iatauro, substituting Antonio Rycheta Arten;

- for the Distribution Office, Vlademir Santo Daleffe, substituting Ronald Thadeu Ravedutti;

- for the Legal Office, Regina Maria Bueno Bacellar, substituting Paulo Roberto Trompczynski;

- for the Administration Office, Luiz Antonio Rossafa, substituting Rubens Ghilardi; and

- for the Engineering Office, Edson Sardeto, substituting Luiz Antonio Rossafa.

The new Chief Executive Officer

Ravedutti is 59 years old and has had more than 30-year career as an employee of Copel. Previously, he had served as Financial and Investor Relations Officer as well as Corporate Management and Distribution Officer of the Company.

Curitiba, April 26, 2010.

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.